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                            July 29, 2022

       Peter Weinberg
       Chairman and Chief Executive Officer
       Perella Weinberg Partners
       767 Fifth Avenue
       New York, NY 10153

                                                        Re: Perella Weinberg
Partners
                                                            Registration
Statement on Form S-4
                                                            Filed July 22, 2022
                                                            File No. 333-266275

       Dear Mr. Weinberg:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance